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News Release

NovaCopper Reports High-Grade Results from 2013 Drilling Program at its Bornite Copper Deposit

All three holes contain thick intervals of high-grade copper mineralization

Drilling continues to support likelihood that two major mineralized zones connect at depth, significantly expanding both the open pit and underground targets

December 3, 2013 - Vancouver, British Columbia - NovaCopper Inc. (TSX, NYSE-MKT: NCQ) ("NovaCopper" or "the Company") is pleased to announce additional assay results from exploration diamond drilling at its Bornite Project, which is part of the Upper Kobuk Mineral Projects ("UKMP") located in the Ambler mining district of Northwest Alaska. This is the third, and final, set of drilling results, comprising three holes out of the 15 new exploration holes drilled during the 2013 field season at Bornite. Two additional metallurgical holes have also been completed and will eventually be incorporated into the model once metallurgical testing has been completed. In total, 17 holes totaling approximately 8,140 meters were drilled during the 2013 drilling campaign at Bornite. The 2013 drilling campaign was designed to expand mineralization in two discrete settings: 1) near-surface, moderate-grade (~1% copper) and potentially open-pit amenable mineralization at the Ruby Creek zone; and 2) deeper, higher-grade and potentially underground exploitable mineralization of both the South Reef and Ruby Creek zones. This press release reports on the last three deep offset holes to the north on both the South Reef and Ruby Creek zones. **Most significantly, all three drill holes appear to strengthen the likelihood that these two significant zones are linked, which could potentially increase the scale and the economics of future operations.**

<u>**Highlights**</u>

<u>**All three holes intersected significant intervals of high-grade copper mineralization:**</u>

At a cutoff grade of 0.5% copper the results are as follows:

- RC13-227 intersected one mineralized interval, starting at 321.0 meters and ending at 382.4 meters, for a 61.3 meter composite interval with a weighted average grade of 1.54% copper.

- RC13-231 intersected one mineralized interval, starting at 727.7 meters and ending at 802.5 meters, for a 74.8 meter composite interval with a weighted average grade of 1.81% copper.

- RC13-233 intersected one mineralized interval, starting at 716.3 meters and ending at 760.2 meters, for a 43.9 meter composite interval with a weighted average grade of 1.64% copper.

At a cutoff grade of 2.0% copper the results are as follows:

- RC13-227 intersected one mineralized interval, starting at 360.5 meters and ending at 370.5 meters, for a 10.0 meter composite interval with a weighted average grade of 2.28% copper.

- RC13-231 intersected two mineralized intervals, starting at 767.4 meters and ending at 792.5 meters (25.1 meter interval), for a combined 19.1 meter composite interval with a weighted average grade of 3.18% copper and comprised of:
  - 6.6 meters at a grade of 3.91% copper; and
  - 12.5 meters at a grade of 2.78% copper.

- RC13-233 intersected one mineralized interval, starting at 728.9 meters and ending at 736.1 meters, for a 7.2 meter composite interval with a weighted average grade of 2.73% copper.

"The latest drilling results from Bornite strengthen our belief that the South Reef and Ruby Creek zones coalesce into a wide, continuous, and thick zone of high-quality copper mineralization extending approximately one kilometer down dip and over one kilometer along strike," said Rick Van Nieuwenhuyse, NovaCopper's President and Chief Executive Officer. "It should also be noted that last summer's core re-logging and re-assaying program is expected to provide a sufficient basis for an expansion of the near-surface, potentially open-pittable mineralization at Bornite. All of the 2013 drilling will be incorporated into a resource update for Bornite, which is expected to be completed in 2014."

Results are presented in **Table 1** at a cutoff grade of 0.5% copper so as to be comparable with previous drill results released by NovaCopper Inc. in 2011 and 2012.

TABLE 1. Significant Copper Composites - Bornite Underground Target- 0.5% Cutoff

	from	to	thickness meters	thickness feet	Cu %	Cu % meters
DDH RC13-0227	321.0	382.4	61.3	201.1	1.54	94.4
1 interval			**61.3**	**201.1**	**1.54**	**94.4**
DDH RC13-0231	727.7	802.5	74.8	245.4	1.81	135.4
1 interval			**74.8**	**245.4**	**1.81**	**135.4**
DDH RC13-0233	716.3	760.2	43.9	144.1	1.64	72.0
1 interval			**43.9**	**144.1**	**1.64**	**72.0**

In addition, results at a more selective higher-grade cutoff of 2.0% copper are presented in **Table 2.** At a 2.0% copper cutoff grade drill hole RC13-227 intersected one mineralized interval totaling 10.0 meters averaging 2.28% copper, RC13-231 intersected two mineralized intervals totaling 19.1 meters averaging 3.18% copper, and RC13-233 intersected one mineralized interval totaling 7.2 meters averaging 2.73% copper.

TABLE 2. Significant Copper Composites - Bornite Underground Target- 2.0% Cutoff

	from	to	thickness meters	thickness feet	Cu %	Cu % meters
DDH RC13-0227	360.5	370.5	10.0	32.8	2.28	22.8
1 interval			**10.0**	**32.8**	**2.28**	**22.8**
DDH RC13-0231	767.4	774.0	6.6	21.8	3.91	26.0
	780.0	792.5	12.5	41.0	2.78	34.8
2 intervals			**19.1**	**62.8**	**3.18**	**60.8**
DDH RC13-0233	728.9	736.1	7.2	23.6	2.73	19.6
1 interval			**7.2**	**23.6**	**2.73**	**19.6**

Footnotes to Drill Interval Tables:
1) Significant interval defined as a minimum 20% x meter Cu interval
2) Cutoff grade of 0.5% Cu and 2.0% Cu respectively
3) Internal dilution up to 5 continuous meters of <0.5% Cu
4) Some rounding errors may occur
5) Individual composite intervals of >2.0% Cu are highlighted
6) Though mineralization is tabular and shallowly dipping - no true thicknesses are implied in the results

Exploration in 2013 at Bornite was designed to further define and advance both the shallow moderate-grade open-pit potential and the high-grade underground resources. The open-pit target covers the shallow surface projection of the historically drilled Lower Reef and the smaller but higher grade mineralized area, the Upper Reef, which is located stratigraphically higher in the carbonate stratigraphy. These two areas of mineralization define a NNE-trending zone called the Ruby Creek zone which management believes may have the potential to be an open-pit mining operation. Grades in this zone grade from 0.84% to 1.19% copper (Indicated resources of 6.8 million tonnes at 1.19% copper and Inferred resources of 0.84% copper) as reported in the NI 43-101 technical report titled "Technical Report for the Bornite Deposit," dated January 31, 2013 and filed on SEDAR and EDGAR on February 8, 2013 (the "Bornite Technical Report").

Down-dip and lateral exploration on the Lower Reef in 2011 and 2012 led to the discovery of the South Reef zone, a parallel NNE-trending zone of high-grade mineralization as reported in the Bornite Technical Report. This year's drilling has now linked the two NNE-tending mineralized zones in the Lower Reef at depth into one continuous mineralized zone. The four most northerly holes exploring the Lower Reef (the last three of which are reported herein) suggest a high-grade continuous zone of stratiform copper mineralization over a kilometer in width with thicknesses exceeding 100 meters. **Figure 1** shows the spatial relationships between the open-pit and underground resource areas as well as the collar locations of historic and 2013 drilling.

Figure 1: Bornite Drill Hole Location Map

589000
590000
RC13-233
RC13-224
RC13-220
RC13-231
Potential
Underground
Resource
B
B'
A'
A
*Grade Thickness
contours do not
include 2013 drilling
Upper Reef
Shaft
RC13-227
Ruby
Creek
Zone
Lower Reef
South Reef Zone
Potential Underground
Resource
Potential Open Pit
Resource
2013 Drill holes
Property Geology and
Mineralized Zones
Drillholes (Pierce Points)
Lithology
Beaver Creek Phyllite
Bornite Carbonate
Anirak Schist
Grade Thickness
Cu% X meters
25
50
100
200
300
0 125 250 500
m
7440000

Figure 2 shows an E-W section looking through RC13-220 and RC13-233, which appear to link the down-dip mineralization of the Ruby Creek zone with the South Reef zone into one continuous stratiform high-grade underground zone open to the north.

Figure 2: Cross-section through the South Reef and Ruby Creek Zones


Section B- B' - Northern most holes from 2013 drilling showing assay
composites for DH's RC13-220, 224, 231 and 233 at a 0.5% Cu cutoff
B
B'
DH RC-220
DH RC-233
DH RC-224
DH RC-231
Beaver Creek Phyllite
Upper Reef Dolomite Limestone and Phyllite
South Reef/Lower Reef Dolomite
43.9 of 1.64% Cu
Chalcopyrite/Bornite /Chalcocite Mineralization
Looking North
500 meters
236 m of 1.90% Cu
74.8 m of 1.81% Cu
126 m of 1.59% Cu

Results of the pre-2013 drilling at Bornite, which are disclosed in the Bornite Technical Report, yielded a potentially open-pittable Indicated Resource of 6.8 million tonnes at 1.19% Cu for 178.7 million pounds of contained copper and Inferred Resource of 47.7 million tonnes of 0.84% Cu for 883.2 million pounds of contained copper at a 0.5% copper cutoff grade. Resources for the potentially underground exploitable resources at the South Reef zone are reported as containing Inferred Resources of 43.1 million tonnes at 2.54% Cu for 2,409 million pounds of contained copper at a 1.0% copper cutoff grade. An updated resource estimate for the Bornite Project and NI 43-101 compliant technical report are anticipated to be completed in 2014.

Copper mineralization at the Ruby Creek and South Reef zones are hosted within broad dolomitized limestones within the Devonian-age Bornite Carbonate Sequence. Mineralization is selectively developed in massive dolostones and both sedimentary and hydrothermal breccias. The mineralized system is strongly zoned with a distal zinc-rich pyrite halo surrounding progressively more proximal chalcopyrite stockworks and disseminations, bornite stockworks and disseminations, and finally, local semi-massive sulphide zones of chalcocite, bornite, and chalcopyrite.

Quality Control

The drill program and sampling protocol were managed by qualified persons employed by NovaCopper. The diamond drill holes were typically collared at HQ diameter drill core and reduced to NQ diameter during the drilling process. Samples were collected using a 0.5-meter minimum length, three-meter maximum length and 1.5-meter average sample length. Drill core recovery averaged 90%. Three quality control samples (one blank, one standard and one duplicate) were inserted into each batch of 20 samples. The drill core was sawn, with half sent to ALS Chemex in Fairbanks for sample preparation and the sample pulps forwarded to ALS's North Vancouver facility for analysis. ALS Minerals in North Vancouver, B.C., Canada, is a facility certified as ISO 9001:2008 and accredited to ISO / IEC 17025:2005 from the Standards Council of Canada. NovaCopper will also be submitting 5% of the assay intervals from prospective lithologies to an independent check assay lab.

Qualified Person

Scott Petsel, P.Geo, UKMP Project Manager for NovaCopper, and a Qualified Person as defined by NI 43-101, has reviewed the results of the drill program and confirmed that all procedures, protocols and methodologies used in the drill program conform to industry standards. Mr. Petsel has approved the contents of this press release.

About NovaCopper

NovaCopper is a base metals exploration company focused on exploring and developing the Ambler mining district in Alaska. It is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class volcanogenic massive sulphide deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high-grade copper mineralization. Exploration efforts have been focused on two deposits in the Ambler district – the Arctic VMS deposit and the Bornite carbonate replacement deposit. A National Instrument 43-101-compliant Preliminary Economic Assessment for the Arctic Deposit titled "Preliminary Economic Assessment Report on the Arctic Project, Ambler Mining District, Northwestern Alaska" dated September 12, 2013, identified a polymetallic open-pit project with the Net Present Value of $930 and $535 million on the pre-tax and after-tax bases, respectively using an 8% discount rate and long-term metal prices of $2.90/lb copper, $0.85/lb zinc, $0.90/lb lead, $22.70/oz silver and $1,300/oz gold. The Preliminary Economic Assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as reserves. There is no certainty the Preliminary Economic Assessment will be realized. Both deposits are located within NovaCopper's land package that spans approximately 143,000 hectares. NovaCopper has an agreement with NANA Regional Corporation, Inc. ("NANA"), an Alaskan Native Corporation that provides a framework for the exploration and potential development of the Ambler mining district in cooperation with the local communities. NovaCopper's vision is to develop the Ambler mining district into a premier North American copper producer.

NovaCopper Contact:

Patrick Donnelly
Vice President, Corporate Communications
patrick.donnelly@novacopper.com

604-638-8088 or 1-855-638-8088

# # #

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating to the future operating or financial performance of NovaCopper, the Bornite and the Arctic projects, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital or operating expenditures; timelines; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaCopper's expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NovaCopper Inc.'s Annual Report on Form 10-K dated February 12, 2013, filed with the Canadian securities regulatory authorities, the United States Securities and Exchange Commission and in other NovaCopper reports and documents filed with applicable securities regulatory authorities from time to time. NovaCopper's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaCopper assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cautionary Note to United States Investors

The Bornite Technical Report has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and resource and reserve information contained therein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It

cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth in this press release or the Bornite Technical Report may not be comparable with information made public by companies that report in accordance with U.S. standards.